Exhibit 99.1

press release
ArcelorMittal publishes its 2019 report on Payments to Governments in respect of Extractive Industries
30 June 2020, 19:30 CET

ArcelorMittal (’the Company’) has today filed its 2019 report on Payments to Governments in respect of Extractive Activities, which provides a consolidated overview of payments made by the Company and its subsidiaries in 2019 to governments regarding its mining operations.

The report, which complies with reporting requirements under Luxembourg law, is available for download from corporate.arcelormittal.com within the 'Investors' section.